FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2009

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXHIBIT INDEX

99.1	Press Release dated May 21, 2009 (“Information in Regards to the Corporate Governance Compliance Officer and Investor and International Media Relations Officer”)

99.2	Press Release dated May 21, 2009 (“ Announcement Regarding Submitting a Bid for a License in Tunisia”)

EXHIBIT 99.1

INFORMATION IN REGARDS TO THE CORPORATE GOVERNANCE
COMPLIANCE OFFICER AND INVESTOR AND INTERNATIONAL MEDIA
RELATIONS OFFICER

Subject: Statement made pursuant to Circular VIII, No: 54 of the Capital Markets Board.

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

Turkcell’s Investor Relations Department operating to coordinate the rights of shareholders and communication between shareholders and the Board of Directors since July 2000 and now functioning as the “Investor and International Media Relations Department” is being directed by Nihat Narin, whose contact details are as follows;

Name Surname	: Nihat Narin
Tel:	: 0212 313 12 44
Fax	: 0212 292 93 22
E-mail	: nihat.narin@turkcell.com.tr
Address	: Turkcell Plaza, Meşrutiyet Cad. No: 71, Tepebaşı 34430 İstanbul

As per Turkish Capital Market Board (“CMB”)’s communique series: IV No:41, Capital Markets and Corporate Governance Compliance Department was formed within our company to fulfill the responsibilities stemming from CMB regulations and for the coordination of corporate governance practices. Mr Emre Alpman is the responsible person whose contact details are as follows;

Name Surname	: Emre Alpman
Tel	: 0212 334 8177
Fax	: 0212 251 8400
E-mail	: emre.alpman@turkcell.com.tr
Address	: Turkcell Plaza, Meşrutiyet Cad., No: 71, Tepebaşı 34430 İstanbul

TURKCELL ILETISIM HIZMETLERI A.S.

Nihat Narin	Filiz Karagul Tuzun
Investor & Int. Media Relations Division Head	Corporate Communicaiton Division Head
21.05.2009, 9:00	21.05.2009, 9:00

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

EXHIBIT 99.2

ANNOUNCEMENT REGARDING SUBMITTING A BID FOR A LICENSE IN TUNISIA

Subject: Statement made pursuant to Circular VIII, No: 54 of the Capital Markets Board.

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

Tunisia Ministry of Communication and Technology published a tender document to announce the opening of a license tender related to the installation and management of telecommunication network operations and provide fixed telecommunications and 2G/3G mobile communications services.

In line with our strategy to evaluate possible investment opportunities, on May 20, 2009 a bid was submitted through a consortium including local partners within the leadership of our Company for the aformentioned tender.

Tunisia is a country with population of 10.5 million.Tunisiana Telecom and Tunisie Telecom have 51% and 49% shares in the Tunisian mobile telecommunication market where the penetration is around 83% as of 1Q09. On the fixed communication side, Tunisie Telecom operates with a %100 market share and penetration is around 10% as of August 2008.

TURKCELL ILETISIM HIZMETLERI A.S.

Nihat Narin	Filiz Karagul Tuzun
Investor & Int. Media Relations Division Head	Corporate Communicaiton Division Head
21.05.2009, 9:00	21.05.2009, 9:00

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: May 22, 2009	By:	/s/ Nihat Narin
Name: Nihat Narin Title: Investor & Int. Media Relations - Division Head

TURKCELL ILETISIM HIZMETLERI A.S.
Date: May 22, 2009	By:	/s/ Filiz Karagul Tuzun
Name: Filiz Karagul Tuzun Title: Corporate Communication - Division Head